

Franny Preston

Mortgage Banker at PrimeLending

Glens Falls, New York Area

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PrimeLending

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37 connections

Experience



Mortgage Banker
PrimeLending   2015-2018

Skills & Endorsements

VA loans · 4
Gloria Volz and 3 connections have given endorsements for this skill

USDA · 3
Todd Bissonette and 2 connections have given endorsements for this skill

FHA financing · 3
Endorsed by **3 connections**

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Interests



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